1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing Company Limited
For the month of March 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of February 2002.

1)The trading of directors, supervisors, executive officers and 10% shareholders:

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 14, 2000 (for 10% shareholders)*	*Number of shares held as January 31, 2002*	*Number of shares held as February 28, 2002*	*Changes*
Chairman	Morris Chang	45,109,604	89,712,464	81,160,464	-8,552,000
Director & Supervisor	The Development Fund[2]	1,158,545,600	1,781,510,915	1,630,474,915	-151,036,000
Director	F. C. Tseng	12,032,090	27,592,877	26,556,877	-1,036,000
President	Rick Tsai		18,591,467	17,309,467	-1,282,000
Vice President	Harvey Chang		6,216,622	5,190,622	-1,026,000
Vice President	S. H. Lee		4,188,946	3,478,946	-710,000
Vice President	Mark Liu		7,232,793	7,223,793	-9,000
Vice President	J. B. Chen		5,489,849	4,635,849	-854,000
Vice President	M. C. Tzeng		3,416,271	2,902,271	-514,000
Vice President	Richard Thurston			0	0
Chief Technology Officer	Chenming Hu			670,000	0

[1] The Philips Electronics, B.V. appoints 3 directors and 1 supervisor.

[2] The Development Fund appoints 1 director and 1 supervisor.

[3] Richard Thurston and Chenming Hu were new appointed.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3) The acquisition of assets: (Unit:$Thousand):

Description of assets	*Purchase price*
Semiconductor Manufacturing Equipment	NT$2,185,578

4) The disposition of assets: (Unit:$Thousand): None.

Philips, STMicroelectronics and TSMC take lead in advanced 90-nanometer CMOS process technologies

Joint development project focuses on R&D for production of advanced CMOS processes at 90-nm, 65-nm and beyond

Eindhoven, The Netherlands, Geneva, Switzerland and Hsin-Chu, Taiwan, March 5, 2002 – Royal Philips Electronics (NYSE: PHG, AEX: PHI), STMicroelectronics (NYSE: STM) and Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC") today announced that the three companies have reached agreement on a new advanced 90-nm (0.09-micron) CMOS process. The agreement between the three companies also includes the development of CMOS processes to the next technology node at 65-nm and beyond.

Test devices for 90-nm have already been successfully fabricated by ST and Philips in Crolles, France, and by TSMC in Hsin-Chu, Taiwan. Prototyping of 90-nm products is expected to take place in the second half of 2002. This development was made possible by leveraging the technical expertise of all three companies' internal research and development teams and customer engineering organizations. The 90-nm process involves the collaborative resources of all three partners and their associated advanced laboratories, including Philips Research, IMEC, CEA/LETI and France Telecom R&D. The joint development agreement between Philips, ST and TSMC is expected to provide designers with early access to industry-leading 90-nm technology that is quickly transferable to high-volume production by all three companies. Customers that take advantage of this effort will further benefit by leading their markets – or creating new markets –with high-performance devices capable of supporting new and unique applications.

This joint project extends existing alliances among the three companies. STMicroelectronics and Philips' semiconductors division have been cooperating since 1992 on joint development of CMOS digital and mixed-signal processes, a cooperation that was strengthened and extended in 2000. Similarly, Philips and TSMC have collaborated in process research and development since the founding of TSMC in 1987. This landmark collaboration, which brings TSMC together with two of the world's largest producers of semiconductors, allows the three companies to reinforce their R&D efforts in leading edge technology.

The technology developed by the three partners has already been validated on fully functional test chips produced on the ST/Philips pilot line in Crolles, France and at TSMC Fab3's R&D facilities in the fourth quarter of 2001. These test chips included 1-Mbit and 4-Mbit of embedded static RAM (SRAM). The SRAM density of 735kbit/mm^2, already one of the highest in the world, will be further increased by the end of the year when the SRAM cell size is reduced from its initial 1.36μm^2 to 1.27μm^2.

"The development of this process will give our customers early access to an advanced System-on-Chip process that supports high performance processors and peripherals, together with embedded DRAM and SRAM and enables us to exploit the scalability of our Nexperia architectures to even greater complexities within the shortest time to market," said Theo Claasen, Chief Technology Officer at Philips Semiconductors. "Leveraging the expertise of the three companies, we will be in a leading position to offer the world's most advanced and manufacturing-efficient CMOS technology. A rich library of standard cells is already available, and the strong partnership between the three industry-leading members is expected to stimulate IP providers to generate even more offerings."

"ST has already proven its ability to design and manufacture advanced complex System-on-Chip solutions for its world-leading customers and is now moving forward to the next level of advanced process technology. This joint development project is not simply an alignment of design rules. Thanks to our initial collaboration on fundamental technical issues and the ongoing interchange of data, we can be sure that the processes of all three partners in this and subsequent generations will be fully compatible," said Joel Monnier, Corporate Vice President and Central R&D director at STMicroelectronics. "In addition, the ability to quickly add specific options to the baseline CMOS process will allow us to offer our customers a rich portfolio of differentiated product design capability to meet their application and system needs."

"This collaboration with two of the world's leading Integrated Devices Manufacturers (IDMs) allows TSMC to contribute its experience and strength in advanced technologies and extends its 90-nm technology alignment program," said Shang-Yi Chiang, Senior Vice President of Research & Development at TSMC. "Together with our partners, we are looking forward to proliferating this new 90-nm advanced CMOS process while achieving world-class yields. TSMC is already installing manufacturing equipment capable of delivering the 90nm process in high volume in the shortest possible time."

# # #

About the 90-nm process

The 90-nm process is expected to deliver substantial improvements in speed, power reduction, integration and density compared with today's 0.13-micron technology. For example, a device built in the 90-nm process occupies only half the area of a device in the 0.13-micron generation. This allows circuits containing over 400 million transistors to be integrated on a single silicon chip. This in turn enables the production of System-on-Chip (SoC) devices that offer not only higher performance and greater complexity, but also greater cost-effectiveness.

This new process is expected to particularly benefit manufacturers of convergence products, such as mobile multimedia devices (including 3G and 4G cellular phones), and digital consumer products that combine applications such as DVD, set-top box and Personal Video Recorders.

About Philips

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 189,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com

About STMicroelectronics

STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company has one advanced 300mm wafer fab (Fab 12) in production and one under construction (Fab 14), in addition to five eight-inch fabs (Fab 3, 5, 6, 7 and 8) and one six-inch wafer fab (Fab 2). TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and two joint ventures fabs (Vanguard and SSMC). TSMC's corporate headquarters are in Hsin-Chu, Taiwan. For more information about TSMC please go to http://www.tsmc.com.

# # #

For further information, please contact:

Ms. Robyn Kao
PR Manager,
Global Marketing Communications
Asia Pacific, Philips Semiconductors
Tel: 886-2-2382-4025
Fax: 886-2-2382-4431
E-mail: robyn.kao@philips.com

Ms. Leeling Lin
Personal Assistant,
STMicroelectronics
Taiwan Branch Office
Tel: 886-2-2376-2998
Fax: 886-2-2378-9188
E-mail: leeling.lin@st.com

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

TSMC Appoints New President of TSMC Europe

HSIN-CHU, Taiwan, March 18, 2002 – Taiwan Semiconductor Manufacturing Company (TSMC) (TAIEX: 2330, NYSE: TSM) today announced the appointment of Kees den Otter as President of TSMC Europe. Den Otter will be responsible for all of TSMC's European activities, reporting to Dr. Kenneth Kin, Senior Vice President of Worldwide Marketing and Sales. This appointment will become effective April 1, 2002. Hans Rohrer, former President of TSMC Europe, resigned earlier.

"With Kees' broad experiences in the semiconductor industry of the European market, TSMC Europe will be able to further strengthen the partnerships with the existing customers and attract new business opportunities. We are excited to have Kees on our team" said Dr. Rick Tsai, TSMC President and Chief Operating Officer.

Prior to joining TSMC, Kees den Otter was with Philips Semiconductors since July 1997 as Vice President of Software Programs & Partnerships. He was responsible for the introduction and realization of business models, programs and partnerships specific to software embedded in or delivered with System on Silicon / SoC (system-on-a-chip) offerings.

Before Philips, Kees den Otter was with Mentor Graphics for eight years, first as Managing Director Benelux and later as European Director of Consulting Services. Before that, he gained extensive commercial experience in the semiconductor industry, working for 10 years with Intel Corporation as General Manager Benelux and as later Regional Director for Benelux, Italy and Israel. Den Otter received his degree in Electronics from HTS Rotterdam, The Netherlands.

# # #

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company has one advanced 300mm wafer fab (Fab 12) in production and one under construction (Fab 14), in addition to five eight-inch fabs (Fab 3, 5, 6, 7 and 8) and one six-inch wafer fab (Fab 2). TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and two joint ventures fabs (Vanguard and SSMC). In early 2001, TSMC became the first IC manufacturer to announce a 90nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please go to http://www.tsmc.com.

###

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 25, 2002

By ____________________

Harvey Chang

Senior Vice President & Chief Financial Officer